EXHIBIT (a)(5)(B)
Shanda Interactive Entertainment Limited Announces Expiration and Preliminary Results of the Tender Offer for Hurray! Holding Co., Ltd.

Shanghai, China – July 15, 2009 – Shanda Interactive Entertainment Limited (“Shanda”) (NasdaqGS: SNDA), a leading interactive entertainment media company in China, and Shanda Music Group Limited (“Shanda Music”), a wholly owned subsidiary of Shanda, today announced the expiration and preliminary results of the tender offer for 1,155,045,300 ordinary shares, par value $0.00005 per share (“Shares”), of Hurray! Holding Co., Ltd. (“Hurray!”), including Shares represented by American Depositary Shares (“ADSs,” each representing 100 Shares), at a purchase price of $0.04 per Share (equivalent to $4.00 per ADS) in cash, without interest and subject to any applicable withholding taxes.

The tender offer expired at 12:01 a.m., New York City time, on July 15, 2009.

Citibank, N.A., the ADS tender agent, has advised Shanda that, as of the expiration of the tender offer, approximately 11,568,183 ADSs (including 6,965 ADSs that were tendered pursuant to guaranteed delivery procedures) were validly tendered and not withdrawn. Conyers Dill & Pearman, the Share tender agent, has advised Shanda that, as of the expiration of the tender offer, approximately 266,232,760 Shares were validly tendered and not withdrawn. Based on these preliminary results, the aggregate number of Shares (including Shares represented by ADSs) validly tendered and not withdrawn was approximately 1,423,051,060 Shares (including Shares represented by ADSs).

Shanda Music offered to purchase 1,155,045,300 Shares (including Shares represented by ADSs) in the tender offer. Because the number of Shares (including Shares represented by ADSs) validly tendered and not withdrawn exceeded the number of Shares (including Shares represented by ADSs) that Shanda Music offered to purchase, the number of Shares (including Shares represented by ADSs) that Shanda Music will purchase from each tendering shareholder of Shares (including shares represented by ADSs) will be reduced on a pro rata basis. The resulting estimated proration factor is approximately 81.2% of the Shares (including Shares represented by ADSs) validly tendered and not withdrawn.

Both the number of Shares (including Shares represented by ADSs) validly tendered and not withdrawn and the estimated proration factor are preliminary and are subject to verification. The actual number of Shares (including Shares represented by ADSs) validly tendered and not withdrawn and the final proration factor will be announced promptly following the completion of the verification process, which is expected to be by July 22, 2009. Promptly after such announcement, Citibank, N.A., the ADS tender agent, will issue checks as payment for the ADSs accepted for payment in the tender offer (based on the final proration factor and adjustments to avoid purchases of fractional ADSs), and Shanda will wire the payments for the Shares accepted for payment in the tender offer (based on the final proration factor and adjustments to avoid purchases of fractional Shares). All ADSs and Shares tendered but not accepted for payment in the tender offer will be returned to the tendering shareholders.

After giving effect to the acquisition of Shares (including Shares represented by ADSs) in the tender offer, Shanda will hold, through Shanda Music, approximately 51% of Hurray!’s total outstanding Shares calculated on a fully-diluted basis.

Safe Harbor Statements

Any statements contained in this press release that are not purely historical fact, including but not limited to statements regarding Shanda’s ability to complete the tender offer, are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the actual results to be materially different from expectations include but are not limited to Shanda’s ability to complete the tender offer and the risks set forth in Shanda’s and Hurray!’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including Shanda’s and Hurray!’s annual reports on Form 20-F. Shanda and Hurray! do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer was made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letter of Transmittal to Tender American Depositary Shares and the Letter of Transmittal to Tender Ordinary Shares and other tender offer materials) filed by Shanda and Shanda Music with the SEC on June 16, 2009. In addition, on June 16, 2009, Hurray! filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (and related materials) and the Solicitation/Recommendation Statement contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at www.sec.gov ..

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and advanced casual online games in China, as well as online chess and board games, e-sports game platform and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base, of which more and more is coming from homes. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com ..

About Hurray! Holding Co., Ltd.

Hurray! Holding Co., Ltd. (NASDAQ: HRAY) is a leader in artist development, music production and offline distribution and also organizes concerts and other music events in China through its affiliated music companies. Hurray! is also a leading online distributor of music and music-related products such as ringtones, ringbacktones, and truetones and other types of wireless value-added services to mobile phone users in China.

Contact

Shanda Interactive Entertainment Limited
Mabel Hsu, IR Associate Director
Vivian Chen, IR Manager
Maggie Yun Zhou, IR Manager
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@snda.com